Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Media to Acquire Certain Conventional and Specialty Television
    Services from CTVglobemedia Inc.

    Assets to be purchased are currently under the control of John D.
    McKellar Trustee under Voting Trust Agreement in Respect of CHUM Limited

    TORONTO, April 9 /CNW/ - Rogers Media and CTVglobemedia Inc. ("CTVgm")
today announced an agreement under which Rogers Broadcasting, a Rogers Media subsidiary, would acquire certain Canadian conventional and specialty television services from CTVglobemedia Inc. These assets are currently under the control of Mr. John D. McKellar, C.M., Q.C., Trustee under a Voting Trust
Agreement in respect of CHUM Limited. CHUM Limited and Mr. McKellar are also parties to this agreement.
    This transaction is subject to Canadian Radio-television and
Telecommunications Commission ("CRTC") and Competition Bureau approval. The agreement is also subject to CRTC approval of CTVgm's acquisition of CHUM
Limited, which included a commitment to divest these assets.

    <<
    The all cash transaction is valued at $137.5 million and includes the following television assets:

    -   The A-Channel station group of six over-the-air conventional broadcast television stations including CIVI Victoria, CHWI Windsor,
        CKNX Wingham, CFPL London, CKVR Barrie, and CHRO Ottawa;

    -   CKX-Television, an over-the-air conventional CBC affiliate based in
        Brandon, Manitoba broadcasting CBC, local and syndicated programming to Western Manitoba and Eastern Saskatchewan;

    -   ACCESS Alberta, the designated provincial educational television broadcaster for Alberta, available over-the-air and via cable, satellite and telco distributors;

    -   CLT (Canadian Learning Television), Canada's only national educational television specialty service designed to inform, enrich and educate, available via cable, satellite and telco distributors;
        and

    -   SexTV: The Channel, an English language digital specialty service, dedicated to love, romance, marriage, relationships, sexuality and gender issues, available across Canada via cable, satellite and telco distributors.
    >>

    "Rogers has built its successful television business by serving community-focused and niche audiences," said Rael Merson, President, Rogers
Broadcasting. "The acquisition of these 10 television services will significantly expand our television operations and solidify our position as an important participant in the Canadian television industry. This also complements our strong position in Canadian radio, sports broadcasting and publishing."
    "These important stations are run by very talented people and we are delighted to have been able to find them a wonderful home at Rogers
Broadcasting," said Ivan Fecan, CTVglobemedia President and Chief Executive
Officer and CEO of CTV Inc. "Rogers is a highly respected Canadian media company. They are great builders and as such, are an excellent fit as the purchaser of these assets. I know they will continue to grow the specialty channels and apply their significant expertise, financial resources and commitment to conventional tv to ensure the A-Channel local stations not only survive, but thrive. This acquisition will both provide for diversity of local voices and give Rogers the scale to emerge as the fourth national English language over the air player together with CTV, CanWest and the CBC."

    About the Companies:

    Rogers Media Inc., a division of Rogers Communications Inc., (TSX: RCI;
NYSE: RG) operates Rogers Broadcasting and Rogers Publishing. Rogers
Broadcasting has 51 AM and FM radio stations across Canada. Television properties include multicultural television broadcaster Rogers OMNI
Television, which is a free over-the-air system consisting of four regional broadcasters; The Shopping Channel, a televised and electronic shopping service; Rogers Sportsnet, Canada's live event and high-definition leader, and the management of two digital television services. Rogers Publishing produces many well-known consumer magazines such as Maclean's, Chatelaine, Flare,
L'actualite and Canadian Business, and is the leading publisher of a number of industry, medical and financial publications. All media properties are integrated with their own popular web sites. Rogers Media also owns The
Toronto Blue Jays Baseball Club and Rogers Centre, a year-round sports and entertainment facility.

    Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers
Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit
www.rogers.com.

    CTVglobemedia is one of Canada's premier multi-media companies with ownership interests in CTV Inc. and The Globe and Mail. CTV Inc. operates 21 conventional television stations across Canada and has interests in 15 specialty channels. Other CTVglobemedia investments include: an interest in
Maple Leaf Sports and Entertainment, which owns the Toronto Maple Leafs,
Toronto Raptors and the Air Canada Centre; and an interest in Dome
Productions, a North American leader in the provision of mobile high definition production facilities.

    Caution Regarding Forward-Looking Statements:
    This release includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions.
Statements containing expressions such as "could", "expect", "may",
"anticipate", "assume", "believe", "intend", "estimate", "plan", "guidance", and similar expressions generally constitute forward-looking statements. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time.
We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

    %CIK: 0000733099

    /For further information: Rogers Media: Media - Jan Innes, (416)
935-3525, jan.innes(at)rci.rogers.com; Investors - Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; For CTVglobemedia: Mary Powers, (416) 332-7135,
mpowers(at)ctvglobemedia.com/
    (RCI.A. RCI.B. RG)

CO:  Rogers Communications Inc.; CTV Inc.; CTVGlobemedia Inc.; CHUM Limited;
     CHUM Television; Rogers Media Inc.

CNW 09:15e 10-APR-07